UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GFL Environmental Inc.

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

36168Q104

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36168Q104	13G

1	NAMES OF REPORTING PERSONS
Patrick Dovigi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
14,224,096

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
14,224,096

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,224,096

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

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EXPLANATORY NOTE

Item 1(a).	Name of Issuer

GFL Environmental Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed by Patrick Dovigi (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office

Patrick Dovigi

c/o GFL Environmental Inc.

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

Citizenship: Canadian

Item 2(c).	Citizenship

See Item 2(b) above.

Item 2(d).	Title of Class of Securities:

Subordinate voting shares, no par value.

Item 2(e).	CUSIP Number:

36168Q104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

Calculations of the percentage of subordinate voting shares of the Issuer beneficially owned assume 321,334,101 subordinate voting shares outstanding as of September 30, 2021, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 4, 2021, and take into account any options held directly or indirectly by the Reporting Person and the conversion of any multiple voting shares held directly or indirectly by the Reporting Person as converted on a one-for-one basis, as applicable. The Reporting Person may be deemed to be the beneficial owner of the subordinated voting shares listed on his cover page.

The Reporting Person directly holds options currently exercisable within 60 days into 2,161,130 subordinate voting shares, Sejosa Holdings Inc., an entity controlled by the Reporting Person, directly holds 2 subordinate voting shares and 11,785,722 multiple voting shares, which are convertible into subordinate voting shares on a one-for-one basis, and Sejosa II Holdings Inc., an entity controlled by the Reporting Person, directly holds 277,242 multiple voting shares, which are convertible into subordinate voting shares on a one-for-one basis.

For U.S. securities law purposes, by virtue of a certain Investor Rights Agreement, dated as of March 5, 2020 (the “Investor Rights Agreement”), entered into by and among the Reporting Person and certain of his affiliates (the “Dovigi Group”), the Issuer and solely for certain limited purposes, BC Partners Advisors, L.P. (“BC Partners”), the Dovigi Group and BC Partners and certain of its affiliates may be deemed to be part of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that such persons are members of any such group. Each of the Reporting Person and BC Partners and its respective affiliates are separately making a Schedule 13G filing reporting the subordinate voting shares they may be deemed to beneficially own. The Reporting Person disclaims beneficial ownership of any subordinate voting shares that may be deemed to be beneficially owned by BC Partners and its affiliates.

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(b) Percent of class:

The Reporting Person may be deemed to be the beneficial owner of the percentage of subordinate voting shares listed on his cover page.

(c) Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 4.

Item 8.	Identification and Classification of Members of the Group.

See Item 4.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

/s/ Patrick Dovigi
Patrick Dovigi